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Exhibit 12.1

	Three Months Ended		Fiscal Year Ended
	March 1, 2009		November 30, 2008		December 2, 2007		November 26, 2006		November 27, 2005		November 28, 2004
	(in thousands)
Pre-tax income from operations	$7,773		$19,064		$114,431		$111,830		$123,052		$(49,637)
Fixed charges:
Interest expense and amortization of debt discount and financing costs	17,548		60,464		63,976		71,961		79,565		72,731
Rental(1)	1,697		6,658		6,244		6,047		5,022		5,076
Total fixed charges	19,245		67,122		70,220		78,008		84,587		77,807
Earnings before income taxes and fixed charges	27,018		86,186		184,651		189,838		207,639		28,170
Ratio of earnings to fixed charges(3)	1.4	x	1.3	x	2.6	x	2.4	x	2.5	x	—	(2)

(1)
The percent of rent included in the calculation of 33% is a reasonable approximation of the interest factor in our operating leases.

(2)
For the year ended November 28, 2004, earnings were insufficient to cover fixed charges by $49.6 million.

(3)
Since there was no preferred stock outstanding during the periods presented, the ratio of earnings to combined fixed charges and preferred stock dividends does not differ from the ratio of earnings to fixed charges presented above.

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  Exhibit 12.1